Exhibit 99.2

SPI Energy Enters into Share Purchase Agreements of Over $57 Million in Private Placement

SHANGHAI—May 10, 2016—SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced the entry into share purchase agreements (“the Agreements”) with existing shareholders including Zhou Shan, Head & Shoulders Global Investment Limited (formerly Robust Elite Limited), and certain members of its management team (collectively, the “Purchasers”), to purchase an aggregate of 75,990,000 ordinary shares of the Company (the “Shares”) at a price of US$0.759 per Share (US$7.59 per ADS), for a total consideration of US$57.68 million.

The Shares are being offered and sold solely to non-U.S. investors, on a private placement basis in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended. The completion of the above transaction is subject to the satisfaction of customary closing conditions and the Purchasers are subject to a one-year lock-up period.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of SPI Energy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Net proceeds from the above transaction are intended to be used for expansion of SPI Energy’s global PV project activities and general corporate purposes.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

Tairan Guo

ir@spisolar.com

+86 21 8012 9135